Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

October 17, 2006

To All Members:

Today, CME and CBOT have announced plans to merge our two great institutions into CME Group Inc., a CME/Chicago Board of Trade Company, creating the most extensive and diverse global derivatives exchange. Our news release and member Q&A is attached.

This historic merger solidifies Chicago’s place as the center of the global derivatives industry and delivers significant benefits to you, our valued members. As the combined company, we expect to create operational and cost efficiencies for customers, clearing member firms and exchange members, while delivering significant benefits to shareholders. Just as our landmark clearing agreement with CME provided great value for our customers, we expect CME Group Inc., a CME/Chicago Board of Trade Company, to truly transform our industry. As you know, global derivatives markets are growing rapidly – not only in terms of volume and geography, but also in terms of the broader universe of competitors: exchanges, the over-the counter space and other unregulated markets. As a combined company, we will be better positioned to capitalize on these trends and compete more effectively.

As a result of the merger, assuming all CBOT shareholders accept shares of CME, 69 percent of CME Group, Inc. will be owned by CME shareholders and 31 percent of CME Group Inc. will be owned by CBOT shareholders. Each CBOT share will be exchanged for 0.3006 per CME share. CBOT shareholders can elect to receive some portion of cash in lieu of shares, up to a maximum of $3 billion. All membership and clearing privileges will be distinct and continued; core trading rights will not be impacted by this merger.

CME Group Inc. will continue to operate the vibrant open auction markets of both CME and CBOT and will consolidate its trading floors into one facility at CBOT. The CME Group Inc. will also continue to provide its unparalleled CME Globex® electronic trading platform, and CBOT products ultimately will be listed on CME Globex. Our industry standard-setting clearing agreement also will continue.

We intend to work with our counterparts at CME to execute this merger seamlessly and will be working to receive regulatory approvals – we hope within the next six months. At the completion of the merger, Terry Duffy will serve as the Chairman of CME Group Inc., Charlie Carey will serve as Vice-Chairman, Craig Donohue will serve as Chief Executive Officer. Bernie Dan will serve as Special Advisor of the combined company for a period of one year.

Finally, we would like to acknowledge the hard work and dedication of the entire Board of Directors and the CBOT management and staff for the tremendous value and opportunity they created for the exchange’s members. We look forward to answering your membership questions at a special member meeting that will be held tomorrow, Wednesday, October 18, on the CBOT’s Agricultural trading floor, beginning at 2:30 p.m.

Sincerely,

/s/ Charles P. Carey	/s/ Bernard W. Dan
Charles P. Carey	Bernard W. Dan

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 1141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.